Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

APPROVAL OF QUALIFICATION AS DIRECTORS BY THE CIRC

AND RESIGNATION OF DIRECTOR

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 31 May 2017 in relation to, among others, the election of Mr. Liu Huimin and Mr. Yin Zhaojun as Non-executive Directors of the fifth session of the board of directors of the Company (the “Board”) at the annual general meeting 2016 (the “AGM”) of the Company held on the same day.

The Company has recently received the approval of qualification of Mr. Liu Huimin and Mr. Yin Zhaojun as Directors issued by the China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualification of each of Mr. Liu Huimin and Mr. Yin Zhaojun as a Non-executive Director of the Company has been approved by the CIRC. The term of office of each of Mr. Liu Huimin and Mr. Yin Zhaojun commenced on 31 July 2017. With effect from the same day, each of Mr. Liu Huimin and Mr. Yin Zhaojun began to serve as a member of the Risk Management Committee of the Board. Please refer to the announcement of the Company dated 20 December 2016 and the circular of the AGM dated 12 April 2017 for the biographical details of Mr. Liu Huimin and Mr. Yin Zhaojun.

The Board further announces that, due to adjustment of work arrangements, Mr. Liu Jiade has, on 8 August 2017, tendered his resignation as a Non-executive Director of the Company and a member of the Risk Management Committee of the Board. The resignation took effect on the same day.

Mr. Liu Jiade has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Liu Jiade for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 10 August 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie